Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 27, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: November 27, 2013

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Natalie Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888 Ext. 2540	Phone: +1-310-528-3031
Email: natalie@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Third Quarter 2013 Financial Results

SHANGHAI, China, November 27, 2013 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the quarter ended September 30, 2013.

Summary Results for the Third Quarter of 2013

•	Net revenues were $56.3 million, a decrease of 18.7% from $69.2 million in the third quarter of 2012.

•	Gross profit was $27.5 million, a decrease of 11.7% from $31.1 million in the third quarter of 2012.

•	Gross margin increased to 48.8%, as compared to 44.9% in the third quarter of 2012.

•	Operating loss was $11.1 million, as compared to $2.2 million in the third quarter of 2012.

•	Net loss attributable to Acorn was $10.5 million, as compared to $1.1 million in the third quarter of 2012.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.39, as compared to basic and diluted loss per ADS of $0.04 in the third quarter of 2012.

“Net revenues declined in the third quarter primarily due to lower sales of fitness products and mobile phones compared to the same period last year. Our Yierjian line of fitness products is entering the later stages of the product life cycle and is experiencing a significant decline in revenue, while our mobile phones sales decreased due to intense competition and a limited selection of mobile phone models available for TV infomercials. The third quarter is typically a seasonally stronger quarter for electronic learning product sales, and we made a large investment in television advertising to support our new models incorporating mobile interactive internet features. Although electronic learning products were our best selling product category this quarter, growing 15.1% year-over-year, the product line performed below our expectations. On a positive note, we are pleased with the performance of our kitchen and household products line, which accounted for 25.7% of gross revenues in the quarter and made a favorable contribution to gross margin. As a result of lower revenue and higher advertising and selling expenses associated with electronic learning products and our distribution channel, we reported a loss for the quarter. However, we plan on testing new products in several categories to increase revenue in coming quarters. Meanwhile, we are confident in our ability to scale up sales of electronic learning products in the future,” said Mr. Don Yang, CEO of Acorn.

Business Results for the Third Quarter of 2013:

•	Electronic learning products were the largest product category in the third quarter of 2013, generating revenues of $19.8 million and representing 35.2% of total gross revenues. Increased sales of electronic learning products was primarily due to the growing market recognition of our new models incorporating mobile Internet interactive features such as online tutoring services.

•	Kitchen and household products were the second-largest product category in the third quarter, generating revenues of $14.5 million and representing 25.7% of total gross revenues. The Company will continue to test additional kitchen and household products in the fourth quarter of 2013.

•	Sales generated from other direct sales platforms, which consist of outbound calls, Internet websites, and catalogs, decreased 26.3% in the third quarter of 2013 compared to the third quarter of 2012. The decrease in other direct sales was primarily due to lower sales from outbound calls.

Financial Results for the Third Quarter of 2013:

Total net revenues were $56.3 million, a decrease of 18.7% from $69.2 million in the third quarter of 2012. Direct sales contributed to 61.6%, or $34.7 million, of total net revenues in the third quarter of 2013, representing a 30.4% decrease from $49.8 million in the same period of last year. The decrease in direct sales net revenue mainly resulted from lower sales of fitness products and mobile phones.

Distribution sales net revenues increased 11.0% year-over-year to $21.6 million, from $19.4 million in the third quarter of 2012. Sales of electronic learning products, which accounted for 90.0% of distribution sales, increased 15.1% year-over-year. The increase was primarily due to growing market recognition of the Company’s newer model products which incorporate mobile Internet interactive features such as online tutoring services.

The table below summarizes the gross revenues of the Company in the third quarters of 2012 and 2013, respectively, broken down by product category:

	2013 Q3	Sales	2012 Q3	Sales
	$‘000%		$‘000%
Electronic learning products	19,842	35.2%	17,238	24.8%
Kitchen and household products	14,493	25.7%	591	0.9%
Collectible products	7,200	12.8%	5,112	7.4%
Fitness products	5,302	9.4%	17,819	25.7%
Mobile phones	4,529	8.0%	17,423	25.1%
Health products	2,895	5.1%	4,082	5.9%
Other products	2,144	3.8%	7,125	10.2%
Total gross revenues	56,405	100.0%	69,390	100.0%
Sales taxes	(148)		(158)
Total net revenues	56,257		69,232

Cost of sales in the third quarter of 2013 was $28.8 million, representing a 24.5% decrease from $38.1 million in the third quarter of 2012, primarily due to the decrease in overall sales.

Gross profit in the third quarter of 2013 was $27.5 million, representing an 11.7% decrease as compared to $31.1 million in the third quarter of 2012. Gross margin was 48.8% in the third quarter of 2013, as compared to 44.9% in the same period of 2012. The increase in gross margin was largely due to the larger contribution by kitchen and household products, which generally carry higher gross margin, in our product mix.

Advertising expense was $16.4 million in the third quarter of 2013, up 14.9% from $14.3 million in the third quarter of 2012. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.67 in the third quarter of 2013, down from 2.17 in the third quarter of 2012 and also down from 1.94 in the second quarter of 2013. The decrease was primarily due to lower sales of electronic learning products relative to the amount spent on television advertising, partially offset by a greater contribution of kitchen and household products in the product mix.

Other selling and marketing expense was $15.4 million in the third quarter of 2013, up 14.7% from $13.4 million in the third quarter of 2012. The increase in selling and marketing expense despite a decrease in total net revenues resulted primarily from higher labor costs, and marketing expenses related to the electronic learning products.

General and administrative expense was $7.3 million in the third quarter of 2013, representing an 8.0% increase from $6.8 million in the third quarter of 2012. The increase in general and administrative expense resulted primarily from higher labor costs.

Other operating income, net, was $0.5 million in the third quarter of 2013, as compared to $1.2 million in the third quarter of 2012.

The operating loss was $11.1 million, as compared to $2.2 million in the third quarter of 2012.

Other income was $0.9 million, as compared to $0.8 million in the third quarter of 2012.

Share-based compensation was $107,000 in the third quarter of 2013, as compared to $123,246 in the third quarter of 2012.

Income tax expense was $0.2 million in the third quarter of 2013 as compared to an income tax benefit of $0.2 million in the third quarter of 2012.

Net loss attributable to Acorn was $10.5 million, as compared to $1.1 million in the third quarter of 2012.

Basic and diluted loss per ADS was $0.39 compared to basic and diluted loss per ADS of $0.04 in the third quarter of 2012.

As of September 30, 2013, Acorn’s cash and cash equivalents, with current restricted cash and short-term investments, totaled $86.4 million, as compared to $101.5 million as of December 31, 2012. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations for the first nine months of 2013 and the $9.6 million non-current restricted cash, which was deposited to obtain long-term debt for a share repurchase transaction completed in March 2013.

Other Information

China’s State Administration of Press, Publication, Radio, Films and Television, issued a circular at the end of October 2013 strengthening the administration of infomercials broadcast via satellite TV channels. Once effective on January 1, 2014, satellite TV channels can neither broadcast infomercials between 6:00 p.m. to 12:00 a.m. nor broadcast more than one infomercial per hour. In addition, each infomercial cannot exceed three minutes in length and infomercials with the same content or selling the same product cannot be broadcast more than three times per day. Acorn’s management is currently evaluating the circular and its potential impact on the Company’s business and operations and is in the process of forming new strategies and initiatives in response to the circular.

Business Outlook:

Based on current trends, the company is maintaining its previously announced revenue guidance for the full year 2013 of between $190 million and $210 million and anticipates a net loss at or somewhat larger than its prior full year 2013 net loss guidance of $30 million.

Going forward, Acorn plans to introduce new products in several categories. The Company will make further enhancements to its electronic learning products in an effort to scale up sales and enhance their overall market recognition. The Company continues to focus on improving the efficiency of its call center operations and increasing the effectiveness of its outbound telemarketing efforts by leveraging its customer database to increase sales.

These estimates are subject to change. Acorn also reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on November 27, 2013 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer investors’ questions. You may access the live interactive call via:

•	1-877-870-4263 (U.S. Toll Free)

•	1-412-317-0790 (International)

•	1-855-669-9657 (Canada Toll Free)

•	06-800-20175 (Hong Kong Toll Free)

•	4001-201203 (China South Toll Free)

•	4001-201203 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on December4, 2013 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10036503

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2013; Acorn’s ability to realize its planned new product testing, launches and upgrades; Acorn’s ability to scale up sales of its electronic learning products; Acorn’s expectation regarding accelerated growth in customer acceptance of its new electronic learning products with mobile interactive internet features; Acorn’s ability to form and implement business strategies and initiatives in response to the recent Circular issued by China’s State Administration of Press, Publication, Radio, Films and Television restricting infomercials; the Company’s ability to improve its Internet sales, its outbound telephone sales and distribution channel sales; the Company’s ability to improve the efficiency of its call center operations and to increase the effectiveness of its outbound marketing efforts; and the Company’s new media purchase strategy. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating result to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may result in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including regulations issued by China’s State Administration of Press, Publication, Radio, Films and Television and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2012 annual report on Form 20-F filed with Securities and Exchange Commission on April 18, 2013. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2012. The Company’s actual results of operations for the third quarter of 2013 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, and financial position. The results reported in these condensed, consolidated financial statements are unaudited and subject to change in conjunction with our annual audit and should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2012 consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2012	September 30, 2013
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	90,975,155	85,508,735
Restricted cash	246,599	865,322
Short-term investments	10,271,142	—
Accounts receivable, net	14,279,638	11,329,575
Notes receivable	127,859	—
Inventory	22,619,874	18,216,969
Prepaid advertising expenses	8,562,723	4,747,304
Other prepaid expenses and current assets, net	12,144,929	7,268,483
Deferred tax assets, net	281,391	287,684

Total current assets	159,509,310	128,224,072
Prepaid land use right	7,952,068	7,997,378
Property and equipment, net	29,002,372	29,648,048
Acquired intangible assets, net	1,796,366	1,555,787
Investments in affiliates	8,111,603	8,151,955
Restricted cash	—	9,799,723
Other long-term assets	1,024,845	1,257,996

Total assets	207,396,564	186,634,959

Liabilities and equity
Current liabilities:
Accounts payable	11,137,295	10,715,005
Accrued expenses and other current liabilities	13,571,654	13,235,132
Notes payable	700,024	3,741,054
Income taxes payable	449,426	91,725
Deferred revenue	903,945	810,013

Total current liabilities	26,762,344	28,592,929
Long-term debt	—	8,454,342
Deferred tax liability	833,042	851,673

Total liabilities	27,595,386	37,898,944

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	946,175	949,372
Additional paid-in capital	161,056,595	161,392,810
Accumulated deficits	(1,965,802)	(28,070,202)
Accumulated other comprehensive income	30,720,703	34,154,471
Treasury stock, at cost	(11,463,946)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	179,293,725	148,317,000
Non-controlling interests	507,453	419,015

Total equity	179,801,178	148,736,015

Total liabilities and equity	207,396,564	186,634,959

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended September 30		9 Months Ended September 30
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
Direct sales	49,784,085	34,671,297	144,731,986	109,970,526
Distribution sales	19,447,548	21,585,655	38,741,343	39,000,818

Total	69,231,633	56,256,952	183,473,329	148,971,344

Cost of revenues
Direct sales	(23,870,923)	(14,243,748)	(70,718,908)	(47,620,375)
Distribution sales	(14,268,991)	(14,549,222)	(27,785,856)	(26,745,843)

Total	(38,139,914)	(28,792,970)	(98,504,764)	(74,366,218)

Gross profit
Direct sales	25,913,162	20,427,549	74,013,078	62,350,151
Distribution sales	5,178,557	7,036,433	10,955,487	12,254,975

Total	31,091,719	27,463,982	84,968,565	74,605,126

Operating (expenses) income
Advertising expenses	(14,295,576)	(16,423,319)	(43,031,395)	(41,009,046)
Other selling and marketing expenses	(13,385,983)	(15,357,221)	(38,252,213)	(41,522,174)
General and administrative expenses	(6,752,726)	(7,289,720)	(19,888,039)	(22,293,625)
Other operating income, net	1,163,965	458,642	2,525,347	1,738,546

Total operating expenses	(33,270,320)	(38,611,618)	(98,646,300)	(103,086,299)

Loss from operations	(2,178,601)	(11,147,636)	(13,677,735)	(28,481,173)

Other income	780,945	896,141	4,827,823	2,588,557

Loss before income taxes, and equity in losses of affiliates	(1,397,656)	(10,251,495)	(8,849,912)	(25,892,616)

Income tax (expenses) benefits
Current	237,826	(208,787)	2,433,978	(112,799)
Deferred	—	—	(2,252,622)	—

Total income tax (expenses) benefits	237,826	(208,787)	181,356	(112,799)

Equity in losses of affiliates	—	(109,533)	—	(197,619)

Net loss	(1,159,830)	(10,569,815)	(8,668,556)	(26,203,034)

Net loss attributable to noncontrolling interests	41,336	30,636	126,318	98,634

Net loss attributable to Acorn International, Inc.	(1,118,494)	(10,539,179)	(8,542,238)	(26,104,400)

Loss per ADS
Basic	(0.04)	(0.39)	(0.28)	(0.93)
Diluted	(0.04)	(0.39)	(0.28)	(0.93)

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended Sept ember 30		9 Months Ended September 30
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(1,118,494)	(10,539,179)	(8,542,238)	(26,104,400)
Other comprehensive income
Foreign currency translation adjustments	(436,616)	726,633	(1,100,207)	3,433,768

Comprehensive loss	(1,555,110)	(9,812,546)	(9,642,445)	(22,670,632)
Comprehensive loss attributable to non-controlling interest	(42,372)	(28,491)	(128,995)	(88,438)

Comprehensive loss attributable to Acorn International, Inc.	(1,597,482)	(9,841,037)	(9,771,440)	(22,759,070)